ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street, NE Washington, DC 20549 Attn: Ms. Megan F. Miller, Staff Accountant

Re:	Versus Capital Multi-Manager Real Estate Income Fund LLC (File No. 811-22534) (“VCMIX”) and Versus Capital Real Assets Fund LLC (File No. 811-23201) (“VCRRX”) (each a “Fund” and together, the “Funds”)

Ladies and Gentlemen:

On February 23, 2024, Ms. Megan F. Miller (the “Staff Reviewer”) of the accounting staff of the Securities and Exchange Commission (the “Staff”) provided oral comments to Sarah Clinton and Nathan McGuire of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of each Fund’s annual report to shareholders for the fiscal year ended March 31, 2023, filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR on June 2, 2023 (each, an “Annual Report” and together, the “Annual Reports”). In connection with the Staff’s review of the Annual Reports, the Staff also referenced Post-Effective Amendment No. 3 to VCRRX’s registration statement filed on Form N-2 on July 27, 2023 (the “VCRRX 486(b) Amendment”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Reports.

1.	Comment: Please explain why the Funds did not include, in the notes to the financial statements in the Annual Reports, disclosure with respect to the tax basis components of distributable earnings as of the most recent tax year on an accumulated basis. Please see ASC 946-20-50-12.

Response: The Funds note the requirement of ASC 946-20-50-12 to disclose all of the tax-basis components of distributable earnings. The Funds further note that their distributable earnings as of March 31, 2023 were comprised entirely of unrealized appreciation

- 2 -	March 18, 2024

(depreciation) and deferral of qualified late year losses, both of which were separately disclosed in the U.S. Federal Income Tax Information section of Note 2 to their respective financial statements. Both Funds had no undistributed long-term capital gains and no undistributed ordinary income at March 31, 2023 and therefore did not specifically reference the lack of those components in the note disclosure. In response to the Staff’s comment, however, the Funds will consider including a direct reference to each component of distributable earnings noted in ASC 946-20-50-12, even for those which have no balance, in future shareholder reports.

2.	Comment: With respect to VCRRX’s Annual Report, please supplementally explain whether the Fund’s financial statements are consolidated. If so, in future annual reports, please revise the heading of the Fund’s financial statements and audit opinion to indicate that the financial statements are consolidated.

Response: The Fund does not consolidate its financial statements with those of its subsidiary, Versus Capital Real Assets Sub-REIT II LLC (the “Sub-REIT”). The Sub-REIT is instead accounted for as an equity investment with its structure described in Note 1 to the VCRRX financial statements and with certain additional valuation information regarding the Sub-REIT’s investments provided in Note 3.

In general, the Fund looks to U.S. GAAP, Regulation S-X, IM Guidance Update 2014-11 and other applicable accounting guidance to determine whether to consolidate the financial statements of an entity with its own financial statements. In making such determination, the Fund considers what financial presentation is most meaningful and will most clearly exhibit the financial position and results of operations of the Fund. After taking these factors into consideration, the Fund determined not to consolidate its financial statements with those of the Sub-REIT. The Fund respectfully notes that, in connection with the filing and review of its initial registration statement, it represented to the Staff in correspondence dated August 9, 2017, that the Sub-REIT would not be reported on a consolidated basis in the financial statements of the Fund. The Fund has consistently applied this financial statement disclosure approach since its launch.

3.	Comment: If the Funds maintain a policy or practice of maintaining a specified level of distributions to shareholders, in future shareholder reports for each Fund, please include a discussion of the extent to which the Funds’ distribution policy resulted in distributions of capital or impacted the Funds’ investment strategies and/or per share net asset value. In addition, please discuss the extent to which the Funds’ distribution policies resulted in distributions of capital. Please see Form N-2, Instruction 4.g.(3) of Item 24.

Response: While the Funds intend to make regular quarterly distributions to shareholders based on past and projected performance, the amount and rate of distributions may vary. The Funds note that the tax character of the distributions paid by the Funds, including the amount

- 3 -	March 18, 2024

that represents return of capital, is discussed in the “U.S. Federal Income Tax Information” section in Note 2 to each Fund’s financial statements. The Funds confirm that, to the extent applicable, they will include the discussions required by Instruction 4.g.(3) of Item 24 of Form N-2 in future shareholder reports.

4.	Comment: With respect to the VCRRX 486(b) Amendment, the Staff notes that the Fund utilized incorrect Inline XBRL tagging for the “Other Expenses” line item in the table “Annual Fund Operating Expenses” under the section titled “Summary of Fund Expenses” (i.e., “Other Master Fund Expenses [Percent]” was tagged as opposed to “Other Annual Expenses [Percent]”). Please utilize appropriate taxonomy and Inline XBRL tagging in future amendments.

Response: The Fund confirms that it will undertake to utilize appropriate taxonomy and Inline XBRL tagging in future amendments.

* * * * *

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:        Brian Petersen, Versus Capital Advisors LLC

Jillian Varner, Versus Capital Advisors LLC